The Shift, LLC

Financial Statements

As of and for the Year Ended December 31, 2019

Together with Independent Auditors' Report



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

6589 S 1300 E Ste 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Auditors' Report

To the Members of The Shift, LLC:

We have audited the accompanying financial statements of The Shift, LLC, which comprise the balance sheet as of December 31, 2019 and the related statements of income, members' equity, and cash flows for the year then ended, and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors' Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shift, LLC as of December 31, 2019, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Murray, Utah
March 15, 2021

The Shift, LLC
Balance Sheet
As of December 31, 2019

Assets		
Current assets:		
Cash and cash equivalents	$	-
Total current assets		-
Total assets	$	-
Liabilities and Members' Deficit		
Current liabilities:		
State franchise tax payable	$	800
Total current liabilities		800
Total liabilities		
Members' deficit:		
Managing members' capital,		
2,180,000 units authorized & issued		4,275
Non-managing members' capital,		
1,070,000 units authorized, 0 issued		-
Accumulated deficit		(5,075)
Total members' deficit		(800)
Total liabilities and members' deficit	$	-

See independent auditors' report and accompanying notes to the financial statements

The Shift, LLC

Statements of Income and Members' Deficit

For the year ended December 31,

		2019
Revenue:		
Sales	$	-
Operating expenses:		
Annual franchise tax		800
Professional services		3,000
Startup costs		-
Net loss	$	(3,800)
Members' Deficit:		
Balance at beginning of period	$	(800)
Net loss		(3,800)
Member contributions		3,800
Balance at end of period	$	(800)

See independent auditors' report and accompanying notes to the financial statements

3

The Shift, LLC
Statement of Cash Flows

For the year ended December 31,

		2019
Cash flows from operating activities:		
Net loss	$	(3,800)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase (decrease) in:		
Accounts payable and accrued expenses		-
Net cash used by operating activities		(3,800)
Cash flow from investing activities:		
Investment in film production costs		-
Net cash used in investing activites		-
Cash flow from financing activities:		
Member contributions - common units		3,800
Member contributions - preferred units		-
Net cash provided by financing activities		3,800
Net increase in cash		-
Cash as of beginning of year		-
Cash as of end of year	$	-

See accompanying notes and independent accountants' review report.

Note 1 - **Organization** **and Nature** **of Operations**	**Basis of Presentation** - The Shift, LLC, a California Single Member Limited Liability Company (the Company), was formed on October 15, 2018. The Company is planning to engage in business of the production of Brock Heasley's new feature film currently titled "The Shift".

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Estimates in Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents - The company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 - **Franchise and** **Income Taxes**	A Single Member Limited Liability Company is generally not subject to federal income tax and the members are liable for the pass-through individual federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is, however, subject to an annual minimum California State Limited Liability Company Franchise Tax of $800, which is included the financial statements as an operating expense of the Company.

Note 3 - **Subsequent** **Events**	In December 2019, an outbreak of the novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the Word Health Organization characterized COVID-19 as a pandemic. In addition, multiple jurisdictions in the U.S. have declared a state of emergency. It is anticipated that these impacts will continue for some time. Changes to the operating environment may increase operating costs. The future effects of these issues are unknown.

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through March 15, 2021, which is the date the financial statements were available to be issued and determined there are no other events to disclose.